

June 4, 2015

Peter C. Georgiopoulos
Chief Executive Officer
Gener8 Maritime, Inc.
299 Park Avenue, Second Floor
New York, NY 10171

> **Re: Gener8 Maritime, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 22, 2015**
> **File No. 333-204402**

Dear Mr. Georgiopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Export Credit Facility, page 87

1. We note your disclosure that you are seeking to enter into two new credit facilities. If these are entered into prior to effectiveness, please file them as exhibits. If they have not yet been entered into at the time of effectiveness, please confirm you will file the related letters of intent as exhibits or advise.

Material U.S. Federal Income Tax Considerations, page 203

2. We note your disclosure in the fourth paragraph that "[t]his discussion is for informational purposes only and is not tax advice." Investors are entitled to rely on the opinion as expressed. Please revise accordingly to remove this inappropriate disclaimer and limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Exhibit 10.12

3. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced exhibits. Please also refile Exhibit 10.26 accordingly.

Exhibit 10.124

4. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced appendixes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

                                         Sincerely,

                                         /s/ Susan Block

                                         Susan Block
                                         Attorney-Advisor

cc: Thomas E. Molner, Esq.
           Kramer Levin Naftalis & Frankel LLP